1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct

May 26, 2022

VIA EDGAR

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

This letter responds to comments you provided telephonically to Alice Pellegrino, Jessica Lees and me on May 9, 2022, with respect to the Registrant’s Post-Effective Amendment No. 175, filed on March 24, 2022, relating to the Hartford Dynamic Bond Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	With respect to the expense reimbursement arrangement disclosed in the footnote to the Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party. Please also confirm that the expense reimbursement arrangement will be in place for at least one year from the effective date of the registration statement.

Response:	The Registrant confirms that amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party. The Registrant also confirms that the expense reimbursement arrangement will be in place for at least one year from the effective date of the registration statement.

3.	Comment:	With respect to the prior performance included in the prospectus, please confirm supplementally that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response:	The Registrant confirms that the Fund’s sub-adviser, Wellington Management Company LLP, has the necessary records to support the calculation of the performance of the Composite.

4.	Comment:	The “Prior Performance of the Sub-Adviser” section of the prospectus states that, “[t]he performance of the Composite has been adjusted to reflect the operating costs of Class A shares of the Fund, the account with the highest operating expenses in the Composite.” Please supplementally confirm that the Fund will be included in the Composite and that performance of the Composite has been adjusted to reflect expenses of Class A of the Fund. If not, please revise the disclosure accordingly.

Response:	The Registrant confirms that the Fund will be included in the Composite and that performance of the Composite has been adjusted to reflect expenses of Class A of the Fund.

*     *      *

Should you have any questions regarding this letter, please contact the undersigned at 202-261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Alice Pellegrino

John V. O’Hanlon

Jessica Lees

Appendix I

YOUR EXPENSES. The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. Please contact your financial intermediary for more information regarding whether you may be required to pay a brokerage commission or other fees. You may qualify for sales charge discounts for Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in certain classes of Hartford mutual funds or in The Hartford® SMART529® College Savings Plan. More information about these and other discounts is available from your financial professional and in the “How Sales Charges Are Calculated” section beginning on page 28 of the Fund’s statutory prospectus. Descriptions of any financial intermediary specific sales charge waivers and discounts are set forth in Appendix A to the statutory prospectus.

Shareholder Fees (fees paid directly from your investment):

Share Classes	A	C	I	R5	R6	Y	F
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.50%	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)	None(1)	1.00%	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Share Classes	A	C	I	R5	R6	Y	F
Management fees	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Distribution and service (12b-1) fees	0.25%	1.00%	None	None	None	None	None
Other expenses(2)	0.30%	0.29%	0.30%	0.30%	0.20%	0.30%	0.20%
Total annual fund operating expenses	1.15%	1.89%	0.90%	0.90%	0.80%	0.90%	0.80%
Fee waiver and/or expense reimbursement(3)	0.05%	0.00%	0.10%	0.15%	0.15%	0.15%	0.15%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(3)	1.10%	1.89%	0.80%	0.75%	0.65%	0.75%	0.65%

(1)	Investments of $1 million or more will not be subject to a front-end sales charge, but may be subject to a 1.00% contingent deferred sales charge.

(2)	“Other expenses” are estimated for the current fiscal year.

(3)	Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to limit total annual fund operating expenses as follows: 1.10% (Class A), 1.90% (Class C), 0.80% (Class I), 0.75% (Class R5), 0.65% (Class R6), 0.75% (Class Y) and 0.65% (Class F). This contractual arrangement will remain in effect until February 29, 2024 unless the Board of Directors of The Hartford Mutual Funds, Inc. approves its earlier termination.

Example. The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then, except as shown below, redeem all of your shares at the end of those periods. The example also assumes that:

•	Your investment has a 5% return each year

•	The Fund’s operating expenses remain the same (except that the example reflects the fee waiver and/or expense reimbursement arrangement reflected in the table above for only the first year)

•	You reinvest all dividends and distributions.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Classes	Year 1	Year 3
A	$557	$794
C	$292	$594
I	$ 82	$277
R5	$ 77	$272
R6	$ 66	$240
Y	$ 77	$272
F	$ 66	$240
If you did not redeem your shares:
C	$192	$594